Exhibit 99.1

Turquoise Hill Resources Ltd.

Condensed Interim Consolidated Financial Statements

June 30, 2021

(Unaudited)

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Income

(Stated in thousands of U.S. dollars)

(Unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2021	2020	2021	2020
Revenue	4	$317,799	$277,967	$844,345	$408,626
Cost of sales	5	(82,584)	(181,956)	(238,228)	(327,880)

Gross margin		235,215	96,011	606,117	80,746

Operating expenses	6	(73,276)	(49,893)	(129,764)	(94,804)
Corporate administration expenses		(8,525)	(9,855)	(21,568)	(14,572)
Other income (expenses)	20	(14,610)	(1,418)	(27,787)	1,800

Income (loss) before finance items and taxes		138,804	34,845	426,998	(26,830)

Finance items
Finance income	7	607	3,212	1,897	14,624
Finance costs	7	(1,596)	(1,516)	(3,231)	(3,325)

		(989)	1,696	(1,334)	11,299

Income (loss) from operations before taxes		$137,815	$36,541	$425,664	$(15,531)

Income and other taxes		(19,047)	35,777	25,253	106,805

Income for the period		$118,768	$72,318	$450,917	$91,274

Attributable to owners of Turquoise Hill Resources Ltd.		96,870	72,586	333,585	117,767
Attributable to owner of non-controlling interest		21,898	(268)	117,332	(26,493)

Income for the period		$118,768	$72,318	$450,917	$91,274

Basic and diluted earnings (loss) per share attributable to Turquoise Hill Resources Ltd.	17	$0.48	$0.36	$1.66	$0.59

Basic weighted average number of shares outstanding (000’s)		201,231	201,231	201,231	201,231

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Comprehensive Income

(Stated in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020

Income for the period	$118,768	$72,318	$450,917	$91,274

Other comprehensive income:
Items that will not be reclassified to income:
Changes in the fair value of marketable securities at FVOCI	2,631	1,502	4,887	127

Other comprehensive income for the period (a)	$2,631	$1,502	$4,887	$127

Total comprehensive income for the period	$121,399	$73,820	$455,804	$91,401

Attributable to owners of Turquoise Hill	99,501	74,088	338,472	117,894
Attributable to owner of non-controlling interest	21,898	(268)	117,332	(26,493)

Total comprehensive income for the period	$121,399	$73,820	$455,804	$91,401

(a) No tax charges and credits arose on items recognized as other comprehensive income or loss in 2021 (2020: nil).

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Cash Flows

(Stated in thousands of U.S. dollars)

(Unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2021	2020	2021	2020

Cash generated from operating activities before interest and tax	16	$295,693	$34,698	$543,929	$36,193

Interest received		678	5,367	1,853	17,198
Interest paid		(84,511)	(118,696)	(111,022)	(145,518)
Income and other taxes paid	19	(2,525)	(3,198)	(358,648)	(14,149)

Net cash generated from (used in) operating activities		$209,335	$(81,829)	$76,112	$(106,276)

Cash flows from investing activities
Receivable from related party: amounts withdrawn	18	—	204,284	—	511,284
Expenditures on property, plant and equipment		(230,283)	(261,934)	(480,570)	(563,030)
Purchase of commodity put options		—	—	(29,907)	—
Proceeds from pre-production revenues		12,001	7,593	12,001	7,593
Other investing cash flows		62	184	62	247

Cash used in investing activities		$(218,220)	$(49,873)	$(498,414)	$(43,906)

Cash flows from financing activities
Repayment of project finance facility		(21,744)	(1,545)	(21,744)	(1,545)
Proceeds from bank overdraft facility		—	—	8,500	—
Repayment of bank overdraft facility		(8,500)	—	(8,500)	—
Payment of lease liability		(166)	(1,992)	(295)	(3,899)

Cash used in financing activities		$(30,410)	$(3,537)	$(22,039)	$(5,444)

Effects of exchange rates on cash and cash equivalents		(165)	420	(207)	436

Net decrease in cash and cash equivalents		$(39,460)	$(134,819)	$(444,548)	$(155,190)

Cash and cash equivalents - beginning of period		$718,533	$1,631,614	$1,123,621	$1,651,985
Cash and cash equivalents - end of period		679,073	1,496,795	679,073	1,496,795

Cash and cash equivalents as presented on the balance sheets		$679,073	$1,496,795	$679,073	$1,496,795

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Balance Sheets

(Stated in thousands of U.S. dollars)

(Unaudited)

	Note	June 30, 2021	December 31, 2020
Current assets
Cash and cash equivalents	8	$679,073	$1,123,621
Inventories	9	296,463	197,962
Trade and other receivables		28,230	60,012
Prepaid expenses and other assets		92,760	127,274
Other financial assets	20	2,952	—

		1,099,478	1,508,869

Non-current assets
Property, plant and equipment	10	11,433,861	10,927,512
Inventories	9	49,807	37,557
Prepaid expenses and other assets	19	348,670	—
Deferred income tax assets	13	922,484	880,705
Other financial assets		19,009	14,118

		12,773,831	11,859,892

Total assets		$13,873,309	$13,368,761

Current liabilities
Borrowings and other financial liabilities	12	$53,632	$28,288
Trade and other payables	11	388,019	390,059
Deferred revenue		140,798	103,289

		582,449	521,636

Non-current liabilities
Borrowings and other financial liabilities	12	4,143,242	4,173,491
Deferred income tax liabilities	13	128,077	111,717
Decommissioning obligations	14	135,837	133,964

		4,407,156	4,419,172

Total liabilities		$4,989,605	$4,940,808

Equity
Share capital		$11,432,122	$11,432,122
Contributed surplus		1,558,781	1,558,834
Accumulated other comprehensive income (loss)		6,305	1,418
Deficit		(3,082,016)	(3,415,601)

Equity attributable to owners of Turquoise Hill		9,915,192	9,576,773
Attributable to non-controlling interest	15	(1,031,488)	(1,148,820)

Total equity		$8,883,704	$8,427,953

Total liabilities and equity		$13,873,309	$13,368,761

The accompanying notes are an integral part of these consolidated financial statements.

The financial statements were approved by the directors on July 29, 2021 and signed on their behalf by:

/s/ P. Gillin	/s/ R. Robertson
P. Gillin, Director	R. Robertson, Director

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Equity

(Stated in thousands of U.S. dollars)

(Unaudited)

Six Months Ended June 30, 2021		Attributable to owners of Turquoise Hill
	Share capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total	Non-controlling interest (Note 15)	Total equity
Opening balance	$11,432,122	$1,558,834	$1,418	$(3,415,601)	$9,576,773	$(1,148,820)	$8,427,953
Income for the period	—	—	—	333,585	333,585	117,332	450,917
Other comprehensive income for the period	—	—	4,887	—	4,887	—	4,887
Employee share plans	—	(53)	—	—	(53)	—	(53)

Closing balance	$11,432,122	$1,558,781	$6,305	$(3,082,016)	$9,915,192	$(1,031,488)	$8,883,704

Six Months Ended June 30, 2020		Attributable to owners of Turquoise Hill
	Share capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total	Non-controlling interest (Note 15)	Total equity
Opening balance	$11,432,122	$1,558,811	$(813)	$(3,821,889)	$9,168,231	$(1,237,174)	$7,931,057
Income (loss) for the period	—	—	—	117,767	117,767	(26,493)	91,274
Other comprehensive income for the period	—	—	127	—	127	—	127
Employee share plans	—	317	—	—	317	—	317

Closing balance	$11,432,122	$1,559,128	$(686)	$(3,704,122)	$9,286,442	$(1,263,667)	$8,022,775

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

1.	Nature of operations and liquidity risk

Rio Tinto plc is the ultimate parent company and indirectly owned a 50.8% majority interest in Turquoise Hill as at June 30, 2021.

Turquoise Hill Resources Ltd. (“Turquoise Hill”), together with its subsidiaries (collectively referred to as “the Company”), is an international mining company focused principally on the operation and further development of the Oyu Tolgoi copper-gold mine in Southern Mongolia. Turquoise Hill’s head office is located at 1 Place Ville Marie, Suite 3680, Montreal, Quebec, Canada, H3B 3P2. Turquoise Hill’s registered office is located at 300-204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9.

Turquoise Hill has its primary listing in Canada on the Toronto Stock Exchange and a secondary listing in the U.S. on the New York Stock Exchange.

The condensed interim consolidated financial statements of Turquoise Hill were authorized for issue in accordance with a directors’ resolution on July 29, 2021.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

As at June 30, 2021, the Company had $0.7 billion of available liquidity, consisting of consolidated cash and cash equivalents. The Company’s current assets exceeded current liabilities by $0.5 billion at June 30, 2021. In addition to obligations in current liabilities, in the next 12 months, the Company has non-cancellable obligations related to power and capital expenditure commitments of $0.1 billion. The Company expects to fund its current liabilities and current commitments through its liquidity position and from cash flow generated at its existing open pit operations. The Company continues to review its near-term operating plans and continues to take steps to achieve operating cost efficiencies in order to maximize cash generated from its existing open pit operations.

The Company manages liquidity risk by the preparation of internally generated short-term cash flow forecasts and taking measures in response to the review of forecasts. These short-term cash flow forecasts consider estimation of future operating costs, financing costs, sustaining and development capital, tax payments and cash receipts from sales revenue. In addition, these short-term cash flow forecasts include the possible impact of the COVID-19 pandemic. COVID-19 cases increased significantly in Mongolia during the second quarter of 2021, causing a shortage of personnel due to a series of lockdowns in the country and the South Gobi region. These restrictions adversely impacted both open pit operations and underground development progress. The additional 2021 development cost impact of the known COVID-19 delays up to June 30, 2021 is estimated to be approximately $100 million. The short-term cash flow forecasts at June 30, 2021 also included the impact of the resequencing of ore phases of the open pit mine. The impact of these matters upon the Company’s liquidity outlook has been offset by improved commodity price estimates.

Sensitivity analyses are performed over these estimates including the impact of estimated commodity prices on cash receipts as well as the estimated impact on the timing of cash receipts resulting from the force majeure that was announced by the Company on March 30, 2021. The force majeure was declared by Oyu Tolgoi in connection with customer contracts for concentrate. Shipments of concentrate to its Chinese customers were suspended due to COVID-19 health and safety precautions related to Chinese-Mongolian border crossings but recommenced and began to ramp-up from April 15, 2021, and Oyu Tolgoi continues to work closely with Mongolian and Chinese authorities to manage the supply chain disruptions. The force majeure will remain in place until there are sufficiently sustained volumes of convoys crossing the border to ensure Oyu Tolgoi’s ability to meet its on-going commitments to customers and to return on-site concentrate inventory to target levels.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

1.	Nature of operations and liquidity risk (continued)

Turquoise Hill and Oyu Tolgoi have developed a range of contingency plans to continue to manage short-term liquidity, which have been and can be deployed should the COVID-19 impacts on site operations and concentrate shipments persist.

The Company and Rio Tinto continue to engage with various Mongolian governmental bodies with a view to resolving outstanding non-technical undercut issues. All parties remain committed to moving the project forward and ensuring long-term and mutually beneficial solutions to the issues under discussion. Delayed resolution of these issues and the slowing of discussions as a result of the COVID-19 situation in Mongolia will delay the Company’s expected timing for the initiation of the undercut. Development activities pertaining to ramp-up post-Panel 0 continue to be impacted by COVID-19 constraints. Conveyor to Surface progress slowed during the second quarter of 2021 but remains broadly in-line with schedule. Shaft 3 and Shaft 4 sinking progress has been impacted by travel restrictions and quarantine requirements, which reduced the Project’s ability to remobilize required personnel to site. Some contractual commitments for future works such as on Material Handling System 2 and the concentrator upgrade, have experienced delays as entering into these commitments is currently pending approval of the Definitive Estimate and required budget uplift by the Oyu Tolgoi Board. These matters are not expected to materially adversely impact the Company’s liquidity outlook.

The Company believes that it has sufficient liquidity to meet its minimum obligations for a period of at least 12 months from the balance sheet date, and to meet requirements of the Company, including its operations and capital expenditures, over the same period.

The Company expects to need significant incremental financing to sustain its operations and underground development beyond this timeframe. On April 9, 2021, the Company and Rio Tinto announced that they have entered into a binding Heads of Agreement (HoA) to provide an updated funding plan (the “Funding Plan”) for the completion of the Oyu Tolgoi LLC (Oyu Tolgoi) underground project in Mongolia. The Funding Plan is designed to address the estimated remaining funding requirement. Under the HoA, subject to securing approval by the Oyu Tolgoi Board and any required support from the Government of Mongolia, the Company and Rio Tinto will pursue re-profiling of existing project debt to better align with the revised mine plan, project timing and cash flows to reduce the currently projected funding requirements of Oyu Tolgoi by up to $1.4 billion, and seek to raise up to $0.5 billion in senior supplemental debt. In addition, Rio Tinto has committed to address any potential shortfalls from the re-profiling and additional senior supplemental debt (SSD) of up to $0.75 billion by providing a senior co-lending facility (the “Co-Lending Facility”) on the same terms as Oyu Tolgoi’s project financing, while the Company has committed to complete an equity offering of common shares for up to $0.5 billion in the form of, and at the Company’s discretion, either (i) a rights offering of common shares or (ii) a public offering or private placement of common shares, in either case sufficient to satisfy any remaining funding shortfall of up to $0.5 billion within six months of the Co-Lending Facility becoming available.

2.	Summary of significant accounting policies

(a)	Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. These condensed interim consolidated financial statements are compliant with IAS 34 and do not include all of the information required for full annual financial statements. These condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2020.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

2.	Summary of significant accounting policies (continued)

(b)	Areas of judgement and estimation uncertainty

The preparation of consolidated financial statements in accordance with IFRS often requires management to make estimates about, and apply assumptions or subjective judgement to, future events and other matters that affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures. Assumptions, estimates and judgements are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time the Company’s consolidated financial statements are prepared.

As part of the preparation of these interim consolidated financial statements, the Company assessed whether there was any change in circumstances that may lead to a material impact on the areas of judgement and estimation uncertainty that the Company disclosed in its annual consolidated financial statements for the year ended December 31, 2020. The assessment for the three months ended June 30, 2021 included any potential impact on the Company’s areas of judgement and estimation uncertainty arising from the ongoing impact of COVID-19. This included assessing the additional 2021 development cost impact of the known COVID-19 delays up to June 30, 2021, including development activities pertaining to ramp-up post-Panel 0, including conveyor to surface and shaft 3 and shaft 4 sinking progress, which were estimated to be approximately $100 million. The assessment also included consideration for the ongoing engagement between the Company, Rio Tinto and various Mongolian governmental bodies with a view to resolving outstanding non-technical undercut issues, the delay to the expected timing for the initiation of the undercut and the delays experienced entering into certain commitments for future works such as the Material Handling System 2 and the concentrator upgrade. The assessment also gave considerations to the three milestones that have been missed as part of the Power Source Framework Agreement Amendment.

In addition, the Company’s assessment also considered the potential impact of the announcement made by the Company on March 30, 2021 that Oyu Tolgoi declared force majeure in connection with customer contracts for concentrate as a result of Oyu Tolgoi shipments of concentrate to its Chinese customers being suspended due to COVID-19 health and safety precautions related to Chinese-Mongolian border crossings. The Company’s assessment also considered the potential impact of the announcement made by the Company on May 3, 2021 that the Government of Mongolia filed its statement of defence together with a counterclaim in relation to the international tax arbitration proceeding brought by Oyu Tolgoi against the Government of Mongolia on February 20, 2020 (refer to Note 19).

As at June 30, 2021, and giving consideration for events that took place before the authorization date for the issuance of these condensed interim consolidated financial statements, the Company concluded that there were no events or transactions that materially impacted the areas of judgement and estimation uncertainty included within its annual consolidated financial statements for the year ended December 31, 2020 that could affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

2.	Summary of significant accounting policies (continued)

(c)	New standards and interpretations adopted

A number of new standards, and amendments to standards and interpretations, are effective as of January 1, 2021, and have been applied in preparing these consolidated financial statements. None of these standards and amendments to standards and interpretations had a significant effect on the consolidated financial statements of the Company.

(d)	New standards and interpretations not yet adopted

Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16): The amendments prohibit an entity from deducting from the cost of an item of property, plant, and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. This amendment is effective for the Company’s annual reporting period beginning January 1, 2022, with early adoption permitted. The Company is in the process of assessing the impact of the adoption of this amendment.

None of the remaining standards and amendments to standards and interpretations which have been issued but are not yet effective are expected to have a significant effect on the consolidated financial statements of the Company.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

3.	Operating segment

	Three Months Ended June 30, 2021
	Oyu Tolgoi	Corporate and other eliminations	Consolidated

Revenue	$317,799	$—	$317,799
Cost of sales	(82,584)	—	(82,584)

Gross margin	235,215	—	235,215

Operating expenses	(82,728)	9,452	(73,276)
Corporate administration expenses	—	(8,525)	(8,525)
Other expenses	(582)	(14,028)	(14,610)

Income (loss) before finance items and taxes	151,905	(13,101)	138,804

Finance items
Finance income	330	277	607
Finance costs	(72,734)	71,138	(1,596)

Income from operations before taxes	$79,501	$58,314	$137,815

Income and other taxes	(15,096)	(3,951)	(19,047)

Income for the period	$64,405	$54,363	$118,768

Depreciation and depletion	21,804	12	21,816
Capital additions	291,898	—	291,898
Total assets	13,503,794	369,515	13,873,309

Revenue by geographic destination is based on the ultimate country of destination, if known. If the destination of the concentrate sold through traders is not known, then revenue is allocated to the location of the concentrate at the time when revenue is recognized. During the three months ended June 30, 2021 and 2020, principally all of Oyu Tolgoi’s revenue arose from concentrate sales to customers in China and revenue from individual customers in excess of 10% of Oyu Tolgoi’s revenue was $70.7 million, $60.4 million, $35.5 million, $35.4 million, and $31.5 million (June 30, 2020 - $68.6 million, $48.5 million, $43.0 million, $23.1 million, and $31.1 million).

Substantially all long-lived assets of the Oyu Tolgoi segment, other than financial instruments and deferred tax assets, are located in Mongolia.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

3.	Operating segment (continued)

	Three Months Ended June 30, 2020
	Oyu Tolgoi	Corporate and other eliminations	Consolidated

Revenue	$277,967	$—	$277,967
Cost of sales	(181,956)	—	(181,956)

Gross margin	96,011	—	96,011

Operating expenses	(60,156)	10,263	(49,893)
Corporate administration expenses	—	(9,855)	(9,855)
Other income (expenses)	1,152	(2,570)	(1,418)

Income (loss) before finance items and taxes	37,007	(2,162)	34,845

Finance items
Finance income	72	3,140	3,212
Finance costs (a)	(85,812)	84,296	(1,516)

Income (loss) from operations before taxes	$(48,733)	$85,274	$36,541

Income and other taxes	47,949	(12,172)	35,777

Income (loss) for the period	$(784)	$73,102	$72,318

Depreciation and depletion	53,074	29	53,103
Capital additions	319,710	—	319,710
Total assets	11,431,142	1,463,938	12,895,080

(a) During the three months ended September 30, 2020, the Company determined that it had incorrectly accounted for the impact of capitalized intragroup borrowings in the calculation of non-controlling interests, therefore overstating the finance costs included in the Oyu Tolgoi segment and understating the income attributable to the non-controlling interest in the period ended June 30, 2020. The adjustment for the period ended June 30, 2020 has been recast in the operating segment note above to reflect the impact of the additional capitalized intragroup borrowings in the Oyu Tolgoi segment, together with the offsetting elimination in the Corporate and other eliminations. As a result of these adjustments, income attributable to the non-controlling interest increased by $12.3 million in the three month period ended June 30, 2020.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

3.	Operating segment (continued)

	Six Months Ended June 30, 2021
	Oyu Tolgoi	Corporate and other eliminations	Consolidated

Revenue	$844,345	$—	$844,345
Cost of sales	(238,228)	—	(238,228)

Gross margin	606,117	—	606,117

Operating (expenses) income	(150,441)	20,677	(129,764)
Corporate administration expenses	—	(21,568)	(21,568)
Other expense	(988)	(26,799)	(27,787)

Income (loss) before finance items and taxes	454,688	(27,690)	426,998

Finance items
Finance income	1,151	746	1,897
Finance costs	(142,059)	138,828	(3,231)

Income from operations before taxes	$313,780	$111,884	$425,664

Income and other taxes	31,313	(6,060)	25,253

Income for the period	$345,093	$105,824	$450,917

Depreciation and depletion	74,571	41	74,612
Capital additions	613,261	—	613,261
Total assets	13,503,794	369,515	13,873,309

Revenue by geographic destination is based on the ultimate country of destination, if known. If the destination of the concentrate sold through traders is not known, then revenue is allocated to the location of the concentrate at the time when revenue is recognized. During the six months ended June 30, 2021 and 2020, principally all of Oyu Tolgoi’s revenue arose from concentrate sales to customers in China and revenue from individual customers in excess of 10% of Oyu Tolgoi’s revenue was $137.4 million, $124.9 million, $122.2 million, and $114.3 million (June 30, 2020 - $98.7 million, $80.8 million, $54.2 million, $43.0 million, and $42.4 million).

Substantially all long-lived assets of the Oyu Tolgoi segment, other than financial instruments and deferred tax assets, are located in Mongolia.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

3.	Operating segment (continued)

	Six Months Ended June 30, 2020
	Oyu Tolgoi	Corporate and other eliminations	Consolidated
Revenue	$408,626	$—	$408,626
Cost of sales	(327,880)	—	(327,880)

Gross margin	80,746	—	80,746

Operating (expenses) income	(115,887)	21,083	(94,804)
Corporate administration expenses	—	(14,572)	(14,572)
Other income (expenses)	3,605	(1,805)	1,800

Income (loss) before finance items and taxes	(31,536)	4,706	(26,830)

Finance items
Finance income	3,159	11,465	14,624
Finance costs (a)	(180,573)	177,248	(3,325)

Income (loss) from operations before taxes	$(208,950)	$193,419	$(15,531)

Income and other taxes	131,029	(24,224)	106,805

Income (loss) for the period	$(77,921)	$169,195	$91,274

Depreciation and depletion	89,993	29	90,022
Capital additions	674,706	—	674,706
Total assets	11,431,142	1,463,938	12,895,080

(a) During the three months ended September 30, 2020, the Company determined that it had incorrectly accounted for the impact of capitalized intragroup borrowings in the calculation of non-controlling interests, therefore overstating the finance costs included in the Oyu Tolgoi segment and understating the income attributable to the non-controlling interest in the period ended June 30, 2020. The adjustment for the period ended June 30, 2020 has been recast in the operating segment note above to reflect the impact of the additional capitalized intragroup borrowings in the Oyu Tolgoi segment, together with the offsetting elimination in the Corporate and other eliminations. As a result of these adjustments, income attributable to the non-controlling interest increased by $22.5 million in the six month period ended June 30, 2020.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

4.	Revenue

	Three Months Ended June 30, 2021			Six Months Ended June 30, 2021
	Revenue from contracts with customers	Other revenue (a)	Total revenue	Revenue from contracts with customers	Other revenue (a)	Total revenue
Total revenue:
Copper	$170,530	$16,853	$187,383	$479,675	$41,375	$521,050
Gold	127,839	(376)	127,463	321,016	(5,327)	315,689
Silver	2,623	330	2,953	7,811	(205)	7,606

	$300,992	$16,807	$317,799	$808,502	$35,843	$844,345

	Three Months Ended June 30, 2020			Six Months Ended June 30, 2020
	Revenue from contracts with customers	Other revenue (a)	Total revenue	Revenue from contracts with customers	Other revenue (a)	Total revenue
Total revenue:
Copper	$186,282	$35,420	$221,702	$311,633	$6,903	$318,536
Gold	50,197	2,418	52,615	79,989	4,215	$84,204
Silver	3,312	338	3,650	5,573	313	$5,886

	$239,791	$38,176	$277,967	$397,195	$11,431	$408,626

(a) Other revenue relates to gains (losses) on the revaluation of trade receivables.

5.	Cost of sales

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Production and delivery	$61,361	$137,104	$164,811	$241,808
Depreciation and depletion	21,223	51,106	73,417	86,072
Reversal of provision against carrying value of inventories (Note 9)	—	(6,254)	—	—

	$82,584	$181,956	$238,228	$327,880

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

6.	Operating expenses

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Oyu Tolgoi administration expenses	$46,773	$31,338	80,858	$63,415
Royalty expenses	22,462	14,216	45,202	24,455
Inventory write downs (reversals) (a)	1,522	(1,195)	(3,604)	(2,359)
Selling expenses	1,988	3,192	6,175	5,061
Depreciation	593	1,997	1,195	3,950
Other	(62)	345	(62)	282

	$73,276	$49,893	$129,764	$94,804

(a)	Inventory write downs (reversals) include net adjustments to the carrying value of ore stockpile inventories and materials and supplies; refer to Note 9.

7.	Finance items

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Finance income:
Interest income (a)	$607	$3,212	$1,897	$14,624

	$607	$3,212	$1,897	$14,624

Finance costs:
Interest expense and similar charges	$(75,041)	$(90,343)	$(148,773)	$(183,395)
Amounts capitalized to property, plant and equipment (b)	74,590	89,885	$147,831	182,185
Accretion of decommissioning obligations (Note 14)	(1,145)	(1,058)	$(2,289)	(2,115)

	$(1,596)	$(1,516)	$(3,231)	$(3,325)

(a)

Finance income for the three and six months ended June 30, 2021 does not include interest on the related party receivable. Finance income for the three and six months ended June 30, 2020 includes $0.5 million and $4.4 million on the related party receivable. Amounts had previously been placed with Rio Tinto under an agreement for cash management services in connection with net proceeds from the project finance facility (refer to Note 18). This was settled during the second quarter of 2020.

(b)	The majority of the finance costs capitalized to property, plant and equipment were capitalized at the weighted average rate of the Company’s general borrowings of 8.3% (refer to Note 10).

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

8.	Cash and cash equivalents

	June 30, 2021	December 31, 2020
Cash at bank and on hand	$96,085	$61,783
Money market funds	193,007	667,542
Other cash equivalents	389,981	394,296

	$679,073	$1,123,621

9.	Inventories

	June 30, 2021	December 31, 2020
Current
Concentrate	$145,083	$48,504
Ore stockpiles	35,026	44,846
Materials and supplies	188,176	180,038
Provision against carrying value of materials and supplies	(71,822)	(75,426)

	$296,463	$197,962

Non-current
Ore stockpiles	$49,807	$37,557

	$49,807	$37,557

During the three and six months ended June 30, 2021, $82.6 million (2020 - $182.0 million) and $238.2 million (2020 - $327.9 million) of inventory was charged to cost of sales (Note 5).

During the three and six months ended June 30, 2021, net write down charges of $1.5 million (2020 – net reversals of $7.4 million) and net reversals of $3.6 million (2020 – $2.4 million) were recognized in the consolidated statement of income relating to inventory write off and movement in provisions against carrying value. During the three and six months ended June 30, 2021, inventory on which there was a provision against carrying value of nil (2020 - nil) and nil (2020 - $0.1 million) was sold and recognized in cost of sales for the period.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

10.	Property, plant and equipment

	Oyu Tolgoi
Six Months Ended June 30, 2021	Mineral property interests	Plant and equipment	Capital works in progress	Other capital assets	Total
Net book value:
January 1, 2021	$695,552	$3,011,522	$7,219,502	$936	$10,927,512
Additions (a)	17,737	10,205	437,489	—	465,431
Interest capitalized (Note 7)	—	—	147,831	—	147,831
Depreciation for the period	(19,980)	(86,892)	—	(41)	(106,913)
Transfers and other movements	—	102,181	(102,181)	—	—

June 30, 2021	$693,309	$3,037,016	$7,702,641	$895	$11,433,861

Cost	1,320,871	4,970,205	8,067,348	1,131	14,359,555
Accumulated depreciation / impairment	(627,562)	(1,933,189)	(364,707)	(236)	(2,925,694)

June 30, 2021	$693,309	$3,037,016	$7,702,641	$895	$11,433,861

	Oyu Tolgoi
Six Months Ended June 30, 2020	Mineral property interests	Plant and equipment	Capital works in progress	Other capital assets	Total
Net book value:
January 1, 2020 as previously reported	$723,516	$3,126,331	$5,931,750	$1,050	$9,782,647
Additions (a)	468	(50)	492,103	—	492,521
Interest capitalized (Note 7)	—	—	182,185	—	182,185
Depreciation for the period	(27,930)	(72,199)	—	(29)	(100,158)
Disposals and write offs	—	—	(529)	—	(529)
Transfers and other movements	(515)	17,242	(16,727)	—	—

June 30, 2020	$695,539	$3,071,324	$6,588,782	$1,021	$10,356,666

Cost	1,270,593	4,855,742	6,953,489	1,131	13,080,955
Accumulated depreciation / impairment	(575,054)	(1,784,418)	(364,707)	(110)	(2,724,289)

June 30, 2020	$695,539	$3,071,324	$6,588,782	$1,021	$10,356,666

(a)

Pre-production sales proceeds of $12.0 million (2020 - $7.6 million) and associated costs of $2.9 million (2020 – $3.0 million) have been recorded as a net reduction to additions to Capital works in progress during the six months ended June 30, 2021.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

11.	Trade and other payables

	June 30, 2021	December 31, 2020
Trade payables and accrued liabilities	$263,739	$315,570
Interest payable on long-term borrowings	6,633	7,266
Payable to related parties (Note 18)	115,917	65,552
Other	1,730	1,671

	$388,019	$390,059

12.	Borrowings and other financial liabilities

	June 30, 2021	December 31, 2020
Current liabilities:
Project finance facility (a)	$47,647	$27,567
Lease liabilities (b)	5,985	721

	$53,632	$28,288

	June 30, 2021	December 31, 2020
Non-current liabilities:
Project finance facility (a)	$4,123,415	$4,157,344
Lease liabilities (b)	19,827	16,147

	$4,143,242	$4,173,491

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

12.	Borrowings and other financial liabilities (continued)

(a)	Project finance facility

On December 14, 2015, Oyu Tolgoi signed a $4.4 billion project finance facility. The facility is provided by a syndicate of international financial institutions and export credit agencies representing the governments of Canada, the United States and Australia, along with 15 commercial banks. The project finance lenders have agreed to a debt cap of $6.0 billion. In addition to the funding drawn down to date there is an additional $0.1 billion available, subject to certain conditions, under the Company’s facility with the Export-Import Bank of the United States, and the potential for an additional $1.6 billion of supplemental debt. Under the terms of the project finance facility held by Oyu Tolgoi, there are certain restrictions on the ability of Oyu Tolgoi to make shareholder distributions.

At June 30, 2021, Oyu Tolgoi has drawn down $4.3 billion of the project finance facility:

	June 30, 2021		Original	Annual interest rate
Facility	Carrying Value (i)	Fair Value (i)	Term	Pre-completion	Post-completion
International Financial
Institutions - A Loan	$776,631	$877,542	15 years	LIBOR + 3.78%	LIBOR + 4.78%

Export Credit Agencies	868,990	983,038	14 years	LIBOR + 3.65%	LIBOR + 4.65%
Loan	277,227	332,477	13 years	2.3%	2.3%

MIGA Insured Loan	675,471	758,148	12 years	LIBOR + 2.65%	LIBOR + 3.65%

Commercial Banks	1,572,743	1,779,757	12 years	LIBOR + 3.4%	LIBOR + 4.4%
- B Loan				Includes $50 million 15-year loan at A Loan rate

	$4,171,062	$4,730,962

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

12.	Borrowings and other financial liabilities (continued)

(a)	Project finance facility (continued)

(i)

The carrying value of borrowings under the project finance facility differs from fair value due to amortized transaction costs, and changes in the estimate of fair value between the initial recognition date and the balance sheet date. Project finance borrowings were initially recognized at fair value less transaction costs on the relevant draw down dates, with aggregate initial fair value being $4,348.9 million before transaction costs. At June 30, 2021, these borrowings are stated net of $132.8 million unamortized transaction costs.

In March 2020, Oyu Tolgoi notified its project lenders that the COVID-19 pandemic constitutes a force majeure event under its project finance facilities, which will have the effect of extending the June 30, 2028 project longstop date under those facilities for the duration of the force majeure.

(ii)

The project finance facility provides for interest only payments for the first five years followed by minimum repayments according to a stepped amortization schedule for the remaining life of the facility.

(iii)

The Multilateral Investment Guarantee Agency (“MIGA”) provides political risk insurance for commercial banks. The Company is required to pay an annual insurance premium of 1.4% of the MIGA Insured Loan for the remaining life of the facility.

(b)	As at June 30, 2021, lease liabilities are discounted at the weighted average incremental borrowing rate of 7.8% (December 31, 2020 – 7.8%)

13.	Deferred income taxes

	June 30, 2021	December 31, 2020
Deferred tax assets
Non-capital losses	$336,805	$427,695
Other temporary differences including accrued interest	585,679	453,010

	$922,484	$880,705

Deferred tax liabilities
Withholding tax	(128,077)	(111,717)

	$(128,077)	$(111,717)

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

14.	Decommissioning obligations

	Six Months Ended June 30,
	2021	2020
Opening carrying amount	$133,964	$104,238
Changes in estimates and new estimated cash flows	(416)	(515)
Accretion of present value discount	2,289	2,115

	$135,837	$105,838

All decommissioning obligations relate to Oyu Tolgoi. Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements and other commitments made to stakeholders, and are measured as the net present value of future cash expenditures upon reclamation and closure.

As at June 30, 2021, estimated future cash expenditures of $229.3 million (December 31, 2020 - $227.8 million) have been discounted from an anticipated closure date of 2055 to their present value at a real rate of 1.5% (December 31, 2020 – 1.5%). During 2020, the Company decreased the real discount rate from 2.0% to 1.5%.

15.	Non-controlling interest

	Non-controlling Interest: Oyu Tolgoi (a) Six Months Ended June 30,
	2021	2020
Balance, January 1	$(1,148,820)	$(1,237,174)
Non-controlling interest’s share of loss	117,332	(26,493)
Common share investments funded on behalf of non-controlling interest (a)	20,400	86,700
Funded amounts repayable to the Company (a)	(20,400)	(86,700)

Balance, June 30	$(1,031,488)	$(1,263,667)

(a)

Since 2011, the Company has funded common share investments in Oyu Tolgoi on behalf of Erdenes Oyu Tolgoi LLC (“Erdenes”). In accordance with the Amended and Restated Shareholders Agreement dated September 8, 2011, such funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable to the Company via a pledge over Erdenes’ share of future Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making payments directly to the Company.

Common share investments funded on behalf of Erdenes are recorded as a reduction to the net carrying value of non-controlling interest. As at June 30, 2021, the cumulative amount of such funding was $1,398.8 million (December 31, 2020 - $1,378.4 million). Interest of $877.4 million (December 31, 2020 - $804.4 million) relating to this funding, has not been recognized in these condensed interim consolidated financial statements, as payment will be triggered on common share dividend distribution by Oyu Tolgoi, the certainty of which cannot currently be reliably determined.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

16.	Cash flow information

(a)	Reconciliation of net income to net cash flow generated from operating activities before interest and tax

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Income for the period	$118,768	$72,318	$450,917	$91,274

Adjustments for:
Depreciation and amortization	21,816	53,103	74,612	90,022
Finance items:
Interest income	(607)	(3,212)	(1,897)	(14,624)
Interest and accretion expense	1,596	1,516	3,231	3,325
Realized and unrealized losses on commodity put options	14,072	—	26,954	—
Unrealized foreign exchange gains	(96)	(1,103)	(35)	(4,753)
Inventory write downs (reversals)	1,522	(7,449)	(3,604)	(2,359)
(Gain) loss on disposal property, plant and equipment	(62)	345	(62)	282
Income and other taxes	19,047	(35,777)	(25,253)	(106,805)
Other items	737	1,010	2,709	666

Net change in non-cash operating working capital items:
(Increase) decrease in:
Inventories	(72,576)	12,265	(102,873)	(19,884)
Trade, other receivables and prepaid expenses	36,846	(43,896)	42,740	(32,810)
(Decrease) increase in:
Trade and other payables	17,531	(17,451)	38,981	22,244
Deferred revenue	137,099	3,029	37,509	9,615

Cash generated from operating activities before interest and tax	$295,693	$34,698	$543,929	$36,193

(b)	Supplementary information regarding other non-cash transactions

The non-cash investing and financing activities not already disclosed in the consolidated statements of cash flows were as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020
Investing activities
Change in accounts payable and accrued liabilities related to purchase of property, plant and equipment	$(29,263)	$(31,303)	$(43,277)	$(58,614)
Additons to property, plant and equipment - leased assets	10,204	—	10,204	—

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

17.	Earnings per Share

On October 23, 2020, the Company implemented a consolidation (or reverse stock split) of the Company’s issued and outstanding common shares at a ratio of one post-consolidation share for every ten pre-consolidation shares. The consolidation reduced the number of issued and outstanding common shares of the Company from 2,012,314,469 shares to 201,231,446 shares. The reduction in the number of issued and outstanding common shares was retrospectively incorporated into the determination of the basic weighted average number of shares outstanding for the purpose of calculating basic and diluted earnings (loss) per share attributable to Turquoise Hill Resources Ltd.

18.	Related parties

As at June 30, 2021, Rio Tinto plc’s indirect equity ownership in the Company was 50.8% (December 31, 2020: 50.8%). The following tables present the condensed interim consolidated financial statements line items within which transactions with a Rio Tinto entity or entities (“Rio Tinto”) are reported. Rio Tinto entities comprise Rio Tinto plc, Rio Tinto Limited and their respective subsidiaries other than Turquoise Hill and its subsidiaries.

	Three Months Ended June 30,		Six Months Ended June 30,
Statements of Income	2021	2020	2021	2020
Operating and corporate administration expenses:
Cost recoveries - Turquoise Hill	$186	$2,222	$680	$2,280
Management services payment (i)	(5,400)	(6,872)	(11,878)	(13,954)
Cost recoveries - Rio Tinto (ii)	(15,726)	(8,915)	(28,612)	(17,073)

Finance income:
Cash and cash equivalents (iii)	—	935	—	1,932
Receivable from Rio Tinto (iv)	—	527	—	4,391

Finance costs:
Completion support fee (v)	(27,312)	(27,177)	(54,347)	(54,358)

	$(48,252)	$(39,280)	$(94,157)	$(76,782)

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

18.	Related parties (continued)

	Three Months Ended June 30,		Six Months Ended June 30,
Statements of Cash Flows	2021	2020	2021	2020
Cash generated from operating activities
Interest received (iii, iv)	$—	$2,742	$—	$8,293
Interest paid (v)	—	—	(26,171)	(25,972)

Cash flows from investing activities
Receivable from related party: amounts withdrawn (iv)	—	204,284	—	511,284
Expenditures on property, plant and equipment:
Management services payment and cost recoveries - Rio Tinto (i), (ii)	(1,933)	(29,624)	(8,855)	(40,579)

Balance Sheets			June 30, 2021	December 31, 2020
Trade and other receivables			$349	$852
Prepaid expenses and other assets			54,968	83,144
Trade and other payables (Note 11)
Management services payment - Rio Tinto (i)			(33,870)	(13,137)
Cost recoveries - Rio Tinto (ii)			(82,047)	(52,415)

			$(60,600)	$18,444

(i)

In accordance with the Amended and Restated Shareholders’ Agreement, which was signed on June 8, 2011, and other related agreements, Turquoise Hill is required to make a management services payment to Rio Tinto equal to a percentage of all capital costs and operating costs incurred by Oyu Tolgoi from March 31, 2010 onwards. After signing the Underground Mine Development and Financing Plan on May 18, 2015, the management services payment to Rio Tinto is calculated as 1.5% applied to underground development capital costs, and 3% applied to operating costs and capital related to current operations.

(ii)

Rio Tinto recovers the costs of providing general corporate support services and mine management services to Turquoise Hill. Mine management services are provided by Rio Tinto in its capacity as the manager of Oyu Tolgoi.

(iii)

In addition to placing cash and cash equivalents on deposit with banks or investing funds with other financial institutions, Turquoise Hill may deposit cash and cash equivalents with Rio Tinto in accordance with an agreed upon policy and strategy for the management of liquid resources. At June 30, 2021 and December 31, 2020 there were no funds deposited with wholly owned subsidiaries of Rio Tinto. Funds on deposit would earn interest at rates equivalent to those offered by financial institutions or short-term corporate debt.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

18.	Related parties (continued)

(iv)

As part of project finance (Note 12), Turquoise Hill appointed 9539549 Canada Inc., a wholly owned subsidiary of Rio Tinto, as service provider to provide post-drawdown cash management services in connection with net proceeds from the project finance facility, placed with 9539549 Canada Inc. Rio Tinto International Holdings Limited, a wholly owned subsidiary of Rio Tinto, agreed to guarantee the obligations of the service provider under this agreement. At June 30, 2021 and December 31, 2020 there were no amounts due from 9539549 Canada Inc. Previous amounts due earned interest at an effective annual rate of LIBOR plus 2.45%. The interest rate reflected interest receivable at LIBOR minus 0.05% plus a benefit of 2.5% arising on amounts receivable from 9539549 Canada Inc. under the Cash Management Services Agreement, which were net settled with the 2.5% completion support fee described in (v) below.

(v)

As part of the project finance agreements (Note 12), Rio Tinto agreed to provide a guarantee, known as the completion support undertaking (“CSU”) in favour of the Commercial Banks and the Export Credit Agencies. In consideration for providing the CSU, the Company is required to pay Rio Tinto a fee equal to 2.5% of the amounts drawn under the facility. The annual completion support fee of 2.5% on amounts drawn under the facility is accounted for as a borrowing cost and included within interest expense and similar charges (refer to Note 7). Prior to all amounts being drawn, the fee was settled net of a benefit arising on amounts receivable from 9539549 Canada Inc. under the Cash Management Services Agreement described in (iv) above. The fee payment obligation will terminate on the date Rio Tinto’s CSU obligations to the project lenders terminate.

The above noted transactions were carried out in the normal course of operations and were measured at the transaction amount, which is the amount of consideration established and agreed to by the related parties.

19.	Commitments and contingencies

(a)	Capital commitments

At June 30, 2021, the Company had capital expenditure commitments of $22.6 million. These commitments represent minimum non-cancellable obligations and exit costs for cancellable obligations.

At June 30, 2021, the Company had power purchase commitments of $63.7 million. These commitments represent minimum non-cancellable obligations.

(b)	Mongolian Tax Assessments

On January 16, 2018, the Company announced that Oyu Tolgoi received a tax assessment for approximately $155 million (which was converted from Mongolian Tugrik to U.S. dollars at the exchange rate on that date) from the “MTA” as a result of a general tax audit for the period covering 2013 through 2015 (“2013 to 2015 Tax Assessment”). In January 2018 Oyu Tolgoi paid an amount of $4.8 million to settle unpaid taxes, fines and penalties for accepted items.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

19.	Commitments and contingencies (continued)

(b)	Mongolian Tax Assessments (continued)

The Company was of the opinion that Oyu Tolgoi had paid all taxes and charges required under the 2009 Oyu Tolgoi Investment Agreement (“Investment Agreement”), the Amended and Restated Shareholder Agreement (“ARSHA”), the Underground Mine Development and Financing Plan and Mongolian Law. Following engagement with the MTA, Oyu Tolgoi was advised that the MTA could not resolve Oyu Tolgoi’s objections to the 2013 to 2015 Tax Assessment.

On February 20, 2020, the Company announced that Oyu Tolgoi had proceeded with the initiation of a formal international arbitration proceeding in accordance with the dispute resolution provisions within Chapter 14 of the Investment Agreement, entered into with the Government of Mongolia in 2009 and Chapter 8 of the Oyu Tolgoi Underground Mine Development and Financing Plan, entered into with the Government of Mongolia in 2015. The dispute resolution provisions call for arbitration under the United Nations Commission on International Trade Law (UNCITRAL) seated in London before a panel of three arbitrators. By agreeing to resolve certain matters within the 2013 to 2015 Tax Assessment dispute under UNCITRAL Arbitration Rules, both parties agreed that the arbitral award shall be final and binding on both parties and the parties shall carry out the award without delay.

On December 23, 2020, the Company announced that Oyu Tolgoi had received a tax assessment for approximately $228 million (which was converted from Mongolian Tugrik to U.S. dollars at the exchange rate on that date) from the MTA relating to an audit on taxes imposed and paid by Oyu Tolgoi between 2016 and 2018 (“2016 to 2018 Tax Assessment”). The MTA also proposed a $1.4 billion adjustment to the balance of Oyu Tolgoi’s carried forward tax losses. The adjustments are to disallow or defer certain tax deductions claimed in the 2016 to 2018 years.

On January 11, 2021, the Company announced that Oyu Tolgoi had evaluated the 2016 to 2018 Tax Assessment claim and confirmed that Oyu Tolgoi had given notice of its intention to apply to the Tribunal in the Arbitration for leave to amend its Statement of Claim to include certain matters raised in the 2016 to 2018 Tax Assessment. Most of the matters raised in respect of the 2016 to 2018 Tax Assessment are of a similar nature to the matters that were raised in the 2013 to 2015 Tax Assessment. Oyu Tolgoi’s application to include these matters in the Arbitration for the 2013 to 2015 Tax Assessment was accepted. In addition to those matters included within the Statement of Claim, there are certain limited tax matters included in the 2013 to 2015 and 2016 to 2018 Tax Assessments which are being addressed in local Mongolian tax courts. The local court process is ongoing. As there is less certainty with respect to the resolution of these matters, the Company has accrued for certain amounts related to these matters and has also adjusted its loss carry forwards.

In February 2021, Oyu Tolgoi received notices of payment totalling $228 (which was converted from Mongolian Tugrik to U.S. dollars at the exchange rate on that date) million relating to amounts disputed under the 2016 to 2018 Tax Assessment. In March 2021, Oyu Tolgoi received notices of payment totalling $128 million (which was converted from Mongolian Tugrik to U.S. dollars at the exchange rate on that date) relating to amounts disputed under the 2013 to 2015 Tax Assessment. Under the Mongolian General Tax Law, the amounts were due and paid by Oyu Tolgoi LLC within 10 business days from the date of the notices of payment. Under the same legislation, Oyu Tolgoi LLC would be entitled to recover the amounts, including via offset against future tax liabilities, in the event of a favourable decision from the relevant dispute resolution authorities. These payments were recorded within non-current Prepaid expenses and other assets in the consolidated balance sheet, and within Income and other taxes paid in the consolidated statement of cash flows for the six months ended June 30, 2021.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

19.	Commitments and contingencies (continued)

(b)	Mongolian Tax Assessments (continued)

On May 3, 2021, the Company announced that the Government of Mongolia filed its statement of defence together with a counterclaim (“GOM Defence and Counterclaim”) in relation to the international tax arbitration proceeding brought by Oyu Tolgoi against the Government of Mongolia on February 20, 2020. Turquoise Hill is not a party to that arbitration, but the GOM Defence and Counterclaim has requested that the arbitral tribunal add both Turquoise Hill and a member of the Rio Tinto Group as parties to the tax arbitration. The principal thrust of the GOM Defence and Counterclaim is to seek the rejection of Oyu Tolgoi’s tax claims in their entirety. As part of the counterclaim, the Government of Mongolia makes assertions surrounding previously-reported allegations of historical improper payments made to Government of Mongolia officials and seeks unquantified damages. Also, in the event Oyu Tolgoi’s tax claims are not dismissed in their entirety, the Government of Mongolia is seeking in the counterclaim an alternative declaration that the 2009 Investment Agreement is void.

Turquoise Hill denies the allegations relating to the Company in the GOM Defence and Counterclaim and has filed a submission to the arbitral tribunal to oppose the Government of Mongolia’s request that it be added to the tax arbitration. If nevertheless Turquoise Hill is added to the proceedings, Turquoise Hill will vigorously defend itself against the counterclaim.

Management remains of the opinion that the tax positions adopted by Oyu Tolgoi in its tax filings were correct and that Oyu Tolgoi has paid all taxes and charges as required under the Investment Agreement, ARSHA, the Underground Mine Development and Financing Plan and Mongolian law. In the opinion of the Company, at June 30, 2021, a provision is not required for the amounts disputed by the Company under the arbitration proceedings relating to the years 2013 through 2015. In addition, a provision is not required for the amounts disputed under the arbitration proceedings relating to the years 2016 through 2018, the carried forward losses or any additional amounts related to 2019 through June 30, 2021. The final amount of taxes to be paid depends on a number of factors including the outcome of discussions with the government and the outcome of the international arbitration proceedings. Changes in management’s assessment of the outcome of this matter could result in material adjustments to the Company’s statements of income and financial position.

(c)	Power Source Framework Agreement

Oyu Tolgoi is obliged under the 2009 Oyu Tolgoi Investment Agreement to secure a long-term domestic source of power for the Oyu Tolgoi mine. The Power Source Framework Agreement (PSFA) entered into between Oyu Tolgoi and the Government of Mongolia on December 31, 2018 provides a binding framework and pathway for long-term power supply to the Oyu Tolgoi mine. The PSFA originally contemplated the construction of a power plant at Tavan Tolgoi (TTPP), which would be majority-owned by Oyu Tolgoi and situated close to the Tavan Tolgoi coal mining district located approximately 150 kilometres from the Oyu Tolgoi mine. In April 2020, the Government of Mongolia advised that it was unwilling to support Oyu Tolgoi’s proposal to develop TTPP and announced its intention to fund and construct a State-owned Power Plant (SOPP) at Tavan Tolgoi.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

19.	Commitments and contingencies (continued)

(c)	Power Source Framework Agreement (continued)

On June 26, 2020, Oyu Tolgoi and the Government of Mongolia amended the PSFA (PSFA Amendment) to reflect their agreement to jointly prioritise and progress SOPP, in accordance with and subject to agreed milestones, as the domestic source of power for the Oyu Tolgoi mine. The PSFA Amendment provides that if certain agreed milestones are not met in a timely manner (subject to extension for Delay Events as defined) then Oyu Tolgoi will be entitled to select from, and implement, the alternative power solutions specified in the PSFA (as amended), including an Oyu Tolgoi-led coal fired power plant and a primary renewables solution, and the Government of Mongolia would be obliged to support such decision.

In relation to the PSFA Amendment that was executed in June 2020, the first three PSFA Amendment milestones (execution of the extension of the IMPIC supply arrangements, execution of the SOPP PPA and start of SOPP construction) were not met by the original dates of March 1, 2021, March 31, 2021 and July 1, 2021 respectively. The Ministry of Energy proposed that milestones under the PSFA Amendment be extended upon further discussions at the sub-working group. As per the request from the Ministry of Energy, Oyu Tolgoi is engaging with the sub-working group to agree on a standstill period following the lapsing of the milestones and to discuss the long-term power solution that would enable reliable supply from the Mongolian grid (Central Energy System). During the standstill period, Oyu Tolgoi would not exercise its rights to select and proceed with an alternative power solution but would not be waiving its right to do so in the future.

As at June 30, 2021, the Company had no capital commitments related to the PSFA Amendment, TTPP, or SOPP.

(d)	Class Action Complaints

On October 14, 2020, a class action complaint was filed in the U.S. District Court, Southern District of New York against the Company, certain of its current and former officers as well as Rio Tinto and certain of its officers. The complaint alleges that the defendants made material misstatements and material omissions with respect to, among other things, the schedule, cost and progress to completion of the development of Oyu Tolgoi in violation of Section 10(b) of the U.S. Securities Exchange Act of 1934 as amended (the Exchange Act) and Rule 10b-5 thereunder. Under the schedule established by the court, an amended complaint was filed on March 16, 2021 and defendants filed motions to dismiss the complaint on May 17, 2021. The Company believes that the complaint against it is without merit.

On January 11, 2021, a proposed class action was initiated in the Superior Court in the District of Montreal against the Company and certain of its current and former officers. The claim alleges that the Company and its current and former officers named therein as defendants made material misstatements and material omissions with respect to, among other things, the schedule, cost and progress to completion of Oyu Tolgoi, in violation of, among other things, sections 225.8, 225.9 and 225.11 of the Quebec Securities Act. The Company believes that the complaint against it is without merit and is preparing to defend the application for leave and certification of the proceeding.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

20.	Financial instruments and fair value measurements

Certain of the Company’s financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis.

The fair value of financial assets and financial liabilities measured at amortized cost is determined in accordance with accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions. Except as otherwise specified, the Company considers that the carrying amount of other receivables, trade payables and other financial assets measured at amortized cost approximates their fair value because of the demand nature or short-term maturity of these instruments.

The following tables provide an analysis of the Company’s financial assets that are measured subsequent to initial recognition at fair value on a recurring basis, grouped into Level 1 to 3 based on the degree to which the significant inputs used to determine the fair value are observable.

•	Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.

•	Level 3 fair value measurements are those derived from valuation techniques that include significant inputs that are not based on observable market data.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

20.	Financial instruments and fair value measurements (continued)

		Fair Value at June 30, 2021
	Total	Level 1	Level 2	Level 3
Money market funds (a)	$193,077	$193,077	$—	$—
Marketable securities (a)	11,265	11,265	—	—
Trade receivables (b)	26,118	—	26,118	—
Commodity put options (c)	2,952		2,952

	$233,412	$204,342	$29,070	$—

		Fair Value at December 31, 2020
	Total	Level 1	Level 2	Level 3
Money market funds (a)	$667,542	$667,542	$—	$—
Marketable securities (a)	6,379	6,379	—	—
Trade receivables (b)	50,459	—	50,459	—

	$724,380	$673,921	$50,459	$—

(a)	The Company’s money market funds and marketable securities are classified within level 1 of the fair value hierarchy as they are valued using quoted market prices in active markets.

(b)	Trade receivables from provisionally priced concentrate sales are included in level 2 of the fair value hierarchy as the basis of valuation uses quoted commodity prices.

(c)

During the first quarter of 2021, the Company purchased copper and gold put options to establish a synthetic copper and gold price floor in order to provide increased certainty around the Company’s liquidity horizon. In the event of a significant downturn in the price of copper or gold, the expected revenues to be received by the Company for either commodity would have a price floor on the portion of associated production and help provide additional certainty with respect to the Company’s expectation of having sufficient liquidity to meet its requirements, including its operations and underground development. The Company recognized a realized loss of $5.6 million and $5.9 million, respectively, and an unrealized loss of $8.5 million and $21.0 million, respectively, in the three and six months ended June 30, 2021 (2020 – nil) within Other income (expense) in the consolidated statements of income, and a financial asset of $3.0 million within current Other financial assets in the consolidated balance sheet as at June 30, 2021. Commodity put options are included in level 2 of the fair value hierarchy as the basis of valuation uses quoted prices.